CARDIGANT MEDICAL INC
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

December 19, 2011
Jeffrey Riedler
Assistant Director
Securities And Exchange Commission
Washington, DC 20549
Subject: Response to SEC Comment Letter,
File No. 333-176329

Dear Jeffrey,
We have received the SEC's comment letter dated November 08, 2011. We have reviewed the letter and have the following responses to your questions below. Please note that we have included your original comments with our responses below including those filed as part of amendment 4 of our registration statement in an effort for completeness. Amendment 4 to our registration statement has been filed with the responses included where appropriate.

1. Please revise your disclosure on the prospectus cover page and the section entitled "Selling Shareholders" and "Plan of Distribution" to provide the termination date of the primary offering of 2,200,000 shares of common stock and to clarify that the 2,200,000 shares offered by the company will be offered at the fixed price of $1.05 until the offering terminates.

The language has been added in the referenced sections.

Prospectus Summary
Description of Business & Overview, page 4
2. We note your response to our prior comment 7. However, your revision still does not identify your lead product as CM-121 and that Dr. Kyung-Hun Cho is the inventor of the product. Please revise your disclosure to clarify that your lead product is CM-121 and that it was invented by Dr. Kyung-Hun Cho.

Please not that while we habe still included CMI-121 as a potential product we will advance to the clinic, we are currently analysing data to determine whether we will attempt to advance this to the clinic or not. We are currently evaluating similar but non patented alternatives. We have added langauge that explains that CMI-121 is simply one potential product candidate at this time but that we do not currently consider it our lead candidate.

Our Business Strategy, page 7
3. We note your response to our prior comment 12 that you provided the required disclosure addressing our comment in the amended filing as per the language added regarding our prior comment 11. However, the language added per our prior comment 11 does not fully address our prior comment 12. Please specify in this section and in the section entitled "Description of Our Business" under the appropriate subsections to whom you outsource your in vivo studies and with which contract manufacturer you work to produce clinical grade CM-121. Currently, your revised disclosure states, "We currently outsource our in vivo studies to contract research organizations and plan to continue outsourcing most of our in vivo work." In regard to which contract manufacturer you use to produce clinical grade CM-121, your revised disclosure states, "We currently procure our material from a few different non GMP contract manufacturers based on lead times and cost but will still need to spend time identifying a suitable GMP manufacturer." Also, please clarify whether you currently have any manufacturing agreements with any of the non GMP contract manufacturers. If you do, please provide the material terms of these agreements in your "Business" section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. In addition, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

We have added the names of previous vendors used. We do not currently have any open contracts with any contarc labs for studies or manufacturing. We have removed language to avoid confusion otherwise.

Risk Factors, page 11
4. We note your responses to our prior comments 15, 16 and 17. However, you included these risks under the section entitled "Prospectus Summary" and not under the section entitled "Risk Factors." Please retain the references to these risks in the "Prospectus Summary" and revise your disclosure to include the appropriate risk factors required in our prior comments 15, 16 and 17 in the section entitled "Risk Factors" as well.

Langaugae added to Risk Factors section.

Selling Shareholders and Plan of Distribution, page 22
5. We note your response to our prior comment 3, and reissue our comment in part. Please revise the second paragraph under the section entitled "Selling Shareholders and Plan of Distribution" to disclose that the shares will be sold at a fixed price, naming that price and that only after a market develops will the shares be sold in negotiated transactions, etc.

Disclosure added.

Dilution, page 24
6. You disclose that the net tangible book value was estimated after adjustments for accounts receivables; property, plant and equipment; elimination of any intangible assets and inclusion of any liabilities not included on the balance sheet. Please tell us the types of adjustments that you made to accounts receivable and property, plant and equipment in determining your net tangible book value. Please also disclose the amount of liabilities not included on your balance sheet and why these liabilities are not included on your balance sheet.

We have removed the langauge about customary adjustments as these adjustments were not made in our calculation of NTBV.

Our Business Strategy, page 33
7. We note your response to our prior comment 34 which clarifies what you mean by "various pre-clinical experiments." Please revise your new disclosure to also describe what you mean by "various safety and performance criteria" and "various performance characteristics."

We have added clarifying language.

Scientific Background of Apoa-1, page 33
8. We note your response to our prior comment 35 which provides some of the material terms of the license agreement with Yeungnam University, including the royalty rate, milestones and the duration of the agreement. However, based on our examination of the filed agreement, you did not provide all of the material terms as requested in our prior comment in your revised disclosure. Please revise your disclosure to describe all the material terms of the license agreement, including, but not limited to any payment provisions, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place and termination provisions. For example, in regard to payment provisions, we note that the license agreement is for an "Initial Option Term" of one year, and that Cardigant shall have the right to extend the Initial Option Term for an additional one year period by paying YU-IACF the sum of $100,000 any time prior to the expiration of the Initial Option Term.

As stated above, we have removed any reference to CMI-121 as our lead compound as we are evaluating whether we want to advance this to the clinic.

9. We note that the Initial Option Term expired in June 2011. Please revise your disclosure to state whether you extended the agreement for an additional year by paying YU-IACF the sum of $100,000 prior to expiration.

The contract is an Option and Licence. The $100,000 fee is an "extension" fee that was simply required to extend the Option Period. The Option conversion to a License is a a cashless excercise and notice was provided in June of our conversion in accordance with our contract. A copy of our letter was included with the filed contract.

Employees, page 37
10. We note your response to our prior comment 42. However, you do not address our prior comment 42 in your response but rather you address our prior comment 44 instead. Therefore, we are reissuing our prior comment 42 in part since you did comply and file the two consulting agreements with your CMO and CSO. Please revise your disclosure in the section entitled "Employees" to specify the names of your CMO and CSO as Ralph M. Sinibaldi and Emerson C. Perin, respectively and that you have entered into consulting agreements with each individual. In addition, please disclose the material terms of the consulting agreements.

Dr. Sinibaldi and Dr. Perin's roles and material contract terms have been added.

Executive Compensation, page 39
11. We note your response to our prior comment 45 and your inclusion of the required summary compensation table. However, Item 402(n) requires the compensation of the named executive officers for each of the smaller reporting company's last two fiscal years. Given that your company was founded in April 2009, please revise the summary compensation table accordingly. If a named executive officer was not employed by the company during the last two fiscal years, you may place a "0" in that column and make any required explanation in a footnote.

2010 compensation added.

Audited Financial Statements
Financial Statements
Report of Independent registered Accounting Firm, page F-1
12. Since it does not appear that the language of the report was revised in response to prior comment 47 we are reissuing our original comment in its entirety. Please ask your auditor to revise the wording of its report to state, if true that it has audited your financial statements as of December 31, 2010 and 2009 and for the period from inception (April 17, 2009) to December 31, 2010. Please assure that the date of the report is accurate.

The language has been revised.

Notes to Financial Statements
(5) Shareholder's Equity, page F-8
13. We acknowledge your revised disclosure in response to comment 50. Please revise to disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value. For example, you could reference concurrent transactions such as the January 4th, 2010, conversion of a $50,000 shareholder loan. Disclose the amount of any compensation or interest expense element as originally requested. In addition to identifying the recipient, indicate if the recipient was a related party. Please include similar disclosure in the notes to your financial statements.

There was no compensation or interest expense included in the conversion.

The following disclosure text was added: A discounted cash flow model ("DCF") was developed internally to establish the estimated value of the company in determining the share price for equity conversion and raises soley as a tool for management in negotiating. The DCF took into account among other factors the size of the markets the technology is attempting to address, estimated market share, the anticipated research and development costs associated with developing a product to address the market, the administrative costs and resources that would be required, the estimated time to reach an approval in Europe and the US, estimated technology development risks and regulatory risks with delayed or denied approvals. In certain scenarios, the model extended 10 years with a 2% perpetuity growth rate and used treasury pricing for risk free rates and a 28% weighted average cost of capital. However all equity transactions with unrelated parties were conducted as arm's length transactions.

Exhibits
14. We note your response to our prior comment 53. However, you still have not filed all the exhibits required by Item 601 of Regulation S-K, including the legal opinion and consent of experts and counsel. These exhibits should be filed with your next amendment or as soon as practicable. We will need time to review the exhibits prior to granting effectiveness of the registration statement.

The legal opinion has been filed as exhibit 5.1.


Please do not hesitate to contact us if any additional questions arise.

Sincerely,

Jerett Creed
President & CEO
Cardigant Medical Inc.